

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mr. Steven W. Sinclair
Senior Vice President
ARC Energy Trust
2100, 440 2nd Avenue S.W.
Calgary, Alberta, Canada T2P 5E9

September 26, 2006

Re: **ARC Energy Trust**
       Form 40-F for Fiscal Year Ended December 31, 2005
       Filed March 29, 2006
       File No. 333-06184

Dear. Mr. Sinclair:

       We have completed our review of ARC Energy Trust's Form 40-F and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief